UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 1)*

Clovis Oncology, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

189464100
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 189464100	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SteelMill Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,371,250 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,371,250 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,371,250 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.19%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 189464100	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PointState Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,503,900 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,503,900 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,503,900 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.14%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 189464100	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zachary J. Schreiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,503,900 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,503,900 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,503,900 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.14%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 189464100	SCHEDULE 13G	Page 5 of 9

Item 1(a)	Name of Issuer:

The name of the issuer is Clovis Oncology, Inc. (the “Company”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company’s principal executive offices are located at 2525 28th Street, Suite 100, Boulder, CO 80301.

Item 2(a)	Name of Person Filing:

This statement is filed by:

(i) SteelMill Master Fund, LP, a Cayman Islands exempted limited partnership (“SteelMill”);

(ii) PointState Capital LP, a Delaware limited partnership (“PointState”), which serves as the investment manager to SteelMill, PointState Fund LP, a Delaware limited partnership (“PointState Fund”), and Conflux Fund LP, a Delaware limited partnership (“Conflux”); and

(iii) Zachary J. Schreiber (“Mr. Schreiber”), who serves as managing member of PointState Capital GP LLC, a Delaware limited liability company (“PointState GP”), which in turn serves as the general partner of PointState, and who serves as managing member of PointState Holdings LLC, the general partner of SteelMill and PointState Fund, and of Conflux Holdings LLC, the general partner of Conflux (together with SteelMill and PointState Fund, the “Funds”).

SteelMill, PointState and Mr. Schreiber are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b)	Address or Principal Business Office:

The address of the business office of each of the Reporting Persons is care of PointState Capital LP, 40 West 57th Street, 25th Floor, New York, NY 10019.

Item 2(c)	Citizenship:

SteelMill is organized under the laws of the Cayman Islands. PointState is organized under the laws of the State of Delaware. Mr. Schreiber is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”).

CUSIP No. 189464100	SCHEDULE 13G	Page 6 of 9

Item 2(e)	CUSIP Number:

189464100

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

CUSIP No. 189464100	SCHEDULE 13G	Page 7 of 9

Item 4	Ownership:

All calculations of percentage ownership herein are based on a total of 38,320,649 shares of Common Stock issued and outstanding as of October 30, 2015, as disclosed on the Company’s Form 10-Q (File No. 001-35347), filed with the Securities and Exchange Commission on November 6, 2015.

A.	SteelMill

(a) Amount beneficially owned: 2,371,250 shares of Common Stock

(b) Percent of class: 6.19%

(c) (i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 2,371,250 shares of Common Stock

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 2,371,250 shares of Common Stock

B.	PointState

(a) Amount beneficially owned: 3,503,900 shares of Common Stock

(b) Percent of class: 9.14%

(c) (i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 3,503,900 shares of Common Stock

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 3,503,900 shares of Common Stock

C.	Mr. Schreiber

(a) Amount beneficially owned: 3,503,900 shares of Common Stock

(b) Percent of class: 9.14%

(c) (i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 3,503,900 shares of Common Stock

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 3,503,900 shares of Common Stock

PointState, which serves as the investment manager to the Funds, and Mr. Schreiber, as managing member of PointState GP, PointState Holdings LLC and Conflux Holdings LLC, may be deemed to beneficially own, within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Common Stock held directly by the Funds.

CUSIP No. 189464100	SCHEDULE 13G	Page 8 of 9

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

See Item 2.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 189464100	SCHEDULE 13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

ZACHARY J. SCHREIBER, individually; as managing member of PointState GP, as general partner of PointState; as managing member of PointState Holdings LLC, as general partner of SteelMill and PointState Fund; and as managing member of Conflux Holdings LLC, as general partner of Conflux.

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber